SECU 16001881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERBANK SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 WASHINGTON AVE SOUTH - SUITE 528
(No. and Street)

BLOOMINGTON (City) MINNESOTA (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP WRIGHT 952-484-0083 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARDSON, Jr., Edward CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DR. SUITE 508 WEST (Address) SOUTHFIELD (City) MICHIGAN (State) 48075 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 4 2016 REGISTRATIONS BRANCH 09

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The Notes are an integral part of these financial statements

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Broker Bank Securities, Inc, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

February 23rd, 2016

[signature]
Signature

CEO
Title

[signature]
Notary Public

STEVEN E NESS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/20

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Brokerbank Securities, Inc.
7828 Washington Avenue
Minneapolis, MN 55439-2415

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Brokerbank Securities, Inc. as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Brokerbank Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokerbank Securities, Inc. as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Brokerbank Securities, Inc. financial statements. Supplemental Information is the responsibility of Brokerbank Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its

form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

BrokerBank Securities, Inc.
Balance Sheet As of December 31st, 2015

ASSETS	
Current Assets	
Checking/Savings	
100 - TCF Checking Account	26,201.15
1011 a - Securities Public Liqu	4,149.07
Total Checking/Savings	30,350.22
Accounts Receivable	
102 Commission Rec. Issuers	0.00
Total Accounts Receivable	0.00
Total Current Assets	30,350.22
Fixed Assets	
109 Computer Equipment	26,799.89
110 Accum. depr - computer	-26,799.89
Total Fixed Assets	0.00
Other Assets	
121 Deposit – Rent	1,110.02
136 Broadview Energy - Kowen	51,941.22
138 Buffalo Wind - Kowen	15,909.08
139 Contra to Wind Energy Proj	-67,850.30
Total Other Assets	1,110.02
TOTAL ASSETS	31,460.24
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
200 Accounts Payable	1,963.94
2021 - SIPC	951.31
Total Accounts Payable	2,915.25
Total Current Liabilities	2,915.25
Long Term Liabilities	
248 Finra Enforcement - State	10,000.00
Total Long Term Liabilities	10,000.00
Total Liabilities	12,915.25
Equity	
300 Common Shares	72,353.14
301 Preferred shares	13,556.14
303 Dividends	-26,940.65
304 Retained Earnings	-50,929.20
Net Income	10,505.56
Total Equity	15,594.99
TOTAL LIABILITIES & EQUITY	31,460.24

Statement of Income – 12 Months Ending December 31st, 2015

Ordinary Income/Expense	
Income	
402 Consulting - Other	1,500.00
407 Other Revenues	52,020.00
410 Private Placement Comm.	506,954.36
411 Investment Banking Fees	4,000.00
412 Reimbursed Expenses	162.50
414 Investment Income	130.99
415 Other Charged Expenses	0.00
417 Services	0.00
Total Income	564,767.85
Expense	
500 Accounting-Tax Fees	439.80
502 Audit fees	1,750.00
503 Automobile Expense	6,565.67
504 Bank charges	351.98
505 Bank Service Charges	242.37
507 Commission Expense	393,428.14
508 Computers and Web-Site	9,373.46
512 Contributions	100.00
513 Courier - Fedex and UPS	19.65
515 Depreciation Expense	1,864.06
517 Employee Salaries	1,975.00
521 Insurance Coverages	10,631.57
527 FINRA- IARD Fees	18,129.00
528 FINRA Nasd Member Reg Fees	-320.00
530 Office Supplies	2,414.63
531 Intuit/Paychex Payroll	868.49
532 Postage	264.51
534 Professional Development	550.00
535 Legal	0.00
538 Rent	12,163.00
540 Research costs	1,231.88
542 Sipc	1,271.79
545 Taxes	20.04
546 Telephone - Cellular	2,201.98
547 Telephone- Fax - Regular	2,743.03
548 Travel & Ent	225.49
560 Advances and Owner Draws	86,929.19
572 Reconciliation Discrepany	459.92
580 Miscellaneous	-1,853.16
Total Expense	554,262.29
Net Ordinary Income	10,505.56
Net Income	10,505.56

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Retained Earnings

Statement of Retained Earnings		12 Months Ended 12/31/2015
Balance, Beginning of the year	1/1/2015	-$77,870
Plus: Net Income		$10,506
Less: Dividends Paid		$0
Balance, end of the year	12/31/2015	-$67,364

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Cash Flows For the Year Ending December 31st, 2015

	Jan - Dec 15
OPERATING ACTIVITIES	
Net Income	10,505.56
Adjustments to reconcile Net Income	
to net cash provided by operations:	
102 Commission Rec. Issuers	560,326.86
102 Commission Rec. Issuers:1023 - Other Issuer Related	-560,326.86
106 Shareholder/Officer Loans:1062 - Shareholder Loan	1,972.01
200 Accounts Payable:2001 - Accounts Payable Vendor	875.00
200 Accounts Payable:2002 - American Express CC	-1,422.31
200 Accounts Payable:2004 - VISA BBSI 0077	1,055.51
200 Accounts Payable:2020 - Olympic Place Officenter	-143.25
200 Accounts Payable:2025 - Michael Spencer	-956.25
2021 - SIPC	899.42
Net cash provided by Operating Activities	12,785.69
INVESTING ACTIVITIES	
109 Computer Equipment	-646.46
110 Accum. depr - computer	1,864.06
121 Deposit -- Rent	-275.02
Net cash provided by Investing Activities	942.58
FINANCING ACTIVITIES	
248 Finra Enforcement - State	10,000.00
301 Preferred shares:3012 Preferred Shares Series B	-5,250.00
Net cash provided by Financing Activities	4,750.00
Net cash increase for period	18,478.27
Cash at beginning of period	11,871.95
Cash at end of period	**30,350.22**

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.

Statement of Changes in Shareholders' Equity

Statement Of Changes In Shareholders' Equity	Common Shares	Pref Series A	Pref Series B	Pref Series C	Accum. Loss	Totals
Balance , as of January 1, 2015	$ 72,353	$ 1,806	$ 10,000	$ 7,000	($77,870)	$ 13,289
Preferred Shares Issued Redeemed			$ (5,250)	$		$ (5,250)
Net Income for the year ended December 31, 2015					$10,506	$10,506
Other adjustments						$ -
Balance , as of December 31, 2015	**$72,353**	**$1,806**	**$4,750**	**$7,000**	**-$67,364**	**$ 18,545**

The Notes are an integral part of these financial statements

NOTE A - GENERAL

Depreciation

Depreciation is calculated using the straight line methods.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2015, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company has revenue concentrations; the company specializes in sales of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E – SIPC CONSIDERATIONS – RECONCILIATION

SEC Rule 17a-5 (e) (4) requires a SEC Registered Broker-Dealer to file a supplemental report which includes procedures related to the Broker-Dealers' IPC annual general reconciliation or exclusion-from-membership forms. In circumstance where a Broker-Dealer reports less than $ 500,000 of gross revenues (which applies to the Company in 2015), the Broker-Dealer is not required to file the Supplemental Income Report, but is required to file with SIPC Annual Audited Financial Statements.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Furniture and equipment	3 – 7 years	$ 26,800
Less – accumulated depreciation		(26,800)
Total		$ 0,000

Depreciation expense was $1,864 for the year December 31, 2015 and is included in the operating expenses.

NOTE G – RENT

The amount of rent for December 31, 2015 was $12,163.00.

NOTE H – FAIR VALUE MEASUREMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimated technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the company could have realized in a sales transaction on the dates indicative. The estimated fair value amounts have been measured as of their respective periods ends, and have not been revaluated or updated for purposes of these financial subsequent to those respective period ends, and have not been revaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison between the Company's disclosure and those of other companies may not be meaningful. The following methods and assumptions were used to estimating the fair values of the Company's financial instruments at December 31, 2015. There have been no significant changes in methodology for estimating fair value of the Company's financial instruments since December 31, 2015.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as flows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 inputs are inputs quoted other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases it fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurable for assets and liabilities where there exists limited or no observable market data and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents

The carrying amount amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are approximately classified in the fair value hierarchy.

	Level 1	**Level 2**	**Level 3**	**Total**
Money Market	$ 0	$ -	**$ 0**	**$ 0**
Marketable securities	-	-	**3,628**	**3,628**
Coins Owned	-	-	-	0
Total	$ 0	$ 0	**$ 3,828**	**$ 3,628**

Fair values of assets measured on a recurring basis at December31, 2015 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December31, 2015		
Money Market	$ 0	$ 0
Exxon Mobil Corp	4,149	3,628
Coins	0	0
Total	$ 4,149	$ 3,628

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was no income reported from these investments.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December31, 2015		
Money Market	$ 0	$ 0
Marketable Securities	4,149	3,628
Coins	0	0
Total	$ 4.149	$ 3,628

Cost and fair value of money market funds and marketable securities at December 31, 2015 are as follows:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
December31, 2015				
Held to Maturity:				
Money Market	$ 0.00	0.00	0.00	$ 0.00
Exxon Mobil Corp	4,149	0.00	521	3,628
Totals	$ 4,149	0.00	521	$ 3,628

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

NOTE I—RELATED PARTY TRANSACTION

Shareholder's loan to the company as of December 31, 2015 is $1,972.01.

NOTE J - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22 2016, which

is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information
This has been provided Pursuant to Rule 17a-5 of the
US Securities and Exchange Act of 1934
As of and for the Fiscal Year Ended December 31, 2015
For BrokerBank Securities, Inc.

BrokerBank Securities, Inc.
Supplemental Schedules Required By Rule 17a-5
As of and for the Fiscal Year Ended December 31, 2015

Computation of Net Capital		
Stockholders' Equity 12-31-2015		**$18,024**
Nonallowable Assets:		
Other Assets	$1,110	
Subtotal	**$1,110**	**-$1,110**
Securities Haircut	$545	-$545
Net Capital (NC)		**$16,369**
Computation of Basic Net Capital Requirement		
Minimum net capital required		$861
Minimum net dollar requirement		$5,000
Net Capital Requirement		$5,000
Excess net capital		**$10,958**
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness		**$12,915**
Percentage of Aggregate Indebtedness to Net Capital		**92.6%**
Reconciliation of the Computation of Net Capital Reported Under Rule 15c3-1		
Net Capital per FOCUS IIA as of December 31, 2015		**$16,369**
Adjustments:		
Change in Equity		$0
Change in Non-Allowable Assets		$0
Change in Haircuts		$0
Other		$0
NC per this Financial Statement Audit		**$16,369**
Reconciled Difference		**$0**

BrokerBank Securities, Inc.
Supplemental Schedule Required By Rule 17a-5
As of and for the Fiscal Year Ended December 31, 2015

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers do not have accounts with the Company that require the custody of securities. The firm is not and introducing firm. The Company is therefore exempt by Rule 15c3-3 (k) (2) (i).

Statement of Changes in Liabilities Subordinated to the Claims of general Creditors

Balances of such claims as of January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to Brokerbank Securities, Inc.'s SIPC Assessment Reconciliation

To the Board of Directors of BrokerBank Securities., Inc.

7825 Washington Ave. South, Suite 528 Bloomington, Minnesota 55439

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BrokerBank Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating BrokerBank Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). BrokerBank Securities, Inc.'s management is responsible for BrokerBank Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as noted in the check record noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if this was applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2106

BrokerBank Securities, Inc.

Report On Broker Dealer Exemption
For the Fiscal Year Ending December 31st, 2015

The Notes are an integral part of these financial statements

BrokerBank Securities, Inc.
Private Investment Banking – Member : FINRA / SiPC
Technology - Medical Device – General Securities

February 22, 2016

Mr. Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE December 31, 2015

Dear Mr. Richardson Jr.,

Please be advised that BrokerBank Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of January 1, 2015 through December 31, 2015. BrokerBank Securities , Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-traded REITS, and oil & gas partnerships). BrokerBank Securities past business has been of similar nature and has complied to this exemption since its inception, July 1, 2003.

Mr. Philip Wright, the CEO and Managing Director of BrokerBank Securities, Inc. has made available to Mr. Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2015.

Philip Wright has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected BrokerBank Securities, Inc. compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (952) 484-0083.

Very truly yours,

BrokerBank Securities, Inc.

Philip Wright
CEO and Managing Director

7825 Washington Ave. South – Suite 528 : Bloomington, MN 55439 U.S.A.
952-943-3925 (Ph.) 952-484-0083 (C) No fax – scan and e-mail – more secure
ppwright@brokerbanksecurities.com – https://brokerbanksecurities.com
Member : FINRA – SiPC since May 2004

PCAOB®
Public Company Accounting Oversight Board

Registration, Annual and Special Reporting

Edward Richardson Jr., CPA (3356)

Registration Status:	Currently Registered
Headquarters Address:	15565 Northland Drive, Suite 508 West, Southfield, MI 48075
Other Names Used in Issuing Audit Reports:	None
Predecessor Firm to Whose Registration the Firm Succeeded:	None
Registration Date:	06/02/2009

For a list of issuers (if any) that the firm has audited, or in whose audits the firm has played a substantial role, see Part IV of the firm's annual reports.

Registration

Application for Registration (Form 1)

Disciplinary Proceedings

None

Inspection Reports

10/1/2013

Annual and Special Reporting by the Firm

Form	Filed Date	Special Report Relates To
Annual Report (Form 2) For Reporting Year 2014	08/14/2014	
Annual Report (Form 2) For Reporting Year 2013	09/04/2013	
Annual Report (Form 2) For Reporting Year 2012	09/20/2012	
Annual Report (Form 2) For Reporting Year 2011	09/26/2011	
Annual Report (Form 2) For Reporting Year 2010	07/27/2010	

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
BrokerBank Securities
7825 Washington Ave. S, Suite 500
Bloomington, MN 55439

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) BrokerBank Securities identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BrokerBank Securities claimed an exemption from 17 C.F.R. § 15c3-3(k(2))(1), and (2) BrokerBank Securities stated that BrokerBank Securities met the identified exemption provisions throughout the most recent fiscal year without exception BrokerBank Securities' management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BrokerBank Securities compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson, Jr. CPA

Edward Richardson, Jr., CPA

BrokerBank Securities, Inc.
Private Investment Banking – Member : FINRA / SiPC
Technology - Medical Device – General Securities

February 22, 2016

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

This representation letter is provided in connection with your audit of the financial statements BrokerBank Securities, Inc. which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, statement of changes in member equity,, changes in subordinated liabilities, and cash flows for the December 31, 2015, then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 22, 2016, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated February 22, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
  - Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions with related parties.
  - Additional information that you have requested from us for the purpose of the audit.
  - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

- Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were by management on April 22, 2015.

- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.
- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
  - Management,
  - Employees who have significant roles in internal control, or
  - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.
- There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with *FASB Accounting Standards Codification 275, Risks and Uncertainties.*
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
- The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We understand and acknowledge our responsibility for the fair presentation of the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the Net Capital Computation, Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation have not changed from those used in the prior period. The form and content of Net Capital Computation,

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors, Report on Broker Dealer Exemption, and Report on SIPC Assessment Reconciliation complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the period ended December 31, 2015, or through February 22, 2016.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2015, to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, accuracy and completion, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the period ended December 31, 2015, and through February 22, 2016.
- Net capital computations prepared by us during the period January 1, 2016 through February 22, 2016indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

- There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015, or during the period January 1, 2016 through February 22, 2016, , in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There are no outstanding past due PCAOB accounting support fees.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: CEO - OWNER - BBSI

BrokerBank Securities, Inc.

Financial Statements and Supplemental Schedules Required by the

US Securities and Exchange Commission

For the Year Ended December 31st, 2015

(With Independent PCAOB Auditor's Report Thereon)

And

Supplemental Report on Broker Dealer Exemption

December 31st, 2015

BrokerBank Securities, Inc.

Contents

The Notes are an integral part of these financial statements